EXHIBIT (a)(23)


NOTICE TO NON-ASSENTING SHAREHOLDERS

Pursuant to section  429(4) of the                                      429(4)
Companies  Act 1985 as inserted by
Schedule 12 to the Financial
Services Act 1986







To:







A takeover offer (the OFFER) was made on 29 June 1998 by J. Henry Schroder & Co. Limited on behalf of Telewest Communications plc (OFFEROR) for the whole of the ordinary share capital of General Cable PLC (GENERAL CABLE) and any further ordinary shares which are unconditionally allotted or issued before the date on which the Offer closes.

The Offeror has, within 4 months of making the Offer, acquired or contracted to acquire not less than nine-tenths in value of the shares of General Cable to which the Offer relates. The Offeror gives notice that it now intends to exercise its right under section 429 of the Companies Act 1985 to acquire the ordinary shares in General Cable (including ordinary shares represented by ADSs) held by you.

The terms of the Offer are set out in the offer document dated 29 June 1998. The terms provide, inter alia, for a consideration of:

for each General Cable share 1.243 new Telewest shares and 65 pence in cash; and for each General Cable ADS 6.215 new Telewest shares and 325 pence in cash. The new Offeror shares and ADSs issued pursuant to the Offer will be issued credited as fully paid and will rank pari passu in all respects with the existing ordinary shares and ADSs of the Offeror.

The Offer was declared unconditional in all respects on 1 September 1998. Consequently, if you do not make application to the Court (see below), the Offeror will acquire your ordinary shares and/or ADSs on the terms referred to above.

In relation to any acquisition of General Cable ordinary shares under section 429 of the Companies Act 1985, new ordinary shares or ADSs of the Offeror may not be offered, sold or delivered, directly or indirectly into Canada, Australia or Japan. Accordingly, the Offeror will arrange for the sale of new ordinary shares of the Offeror to which any shareholder with a registered address in Canada, Australia or Japan would otherwise be entitled. Each such shareholder will receive the proceeds of such sale, net of expenses, on the terms set out in the Offer Document. Neither the Offeror nor any person acting on its behalf shall have any liability to any person for any loss or alleged loss arising from the price or timing of the determination of the market price of new ordinary shares of the Offeror on the basis set out above.




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NOTE: YOU ARE ENTITLED UNDER SECTION 430C OF THE COMPANIES ACT 1985 TO MAKE
APPLICATION TO THE COURT WITHIN 6 WEEKS OF THE DATE OF THIS NOTICE FOR AN ORDER EITHER THAT THE OFFEROR SHALL NOT BE ENTITLED AND BOUND TO ACQUIRE YOUR ORDINARY SHARES IN GENERAL CABLE (INCLUDING ORDINARY SHARES REPRESENTED BY ADSS) OR THAT DIFFERENT TERMS TO THOSE OF THE OFFER SHALL APPLY TO THE ACQUISITION. IF YOU ARE CONTEMPLATING SUCH AN ACTION YOU MAY WISH TO SEEK LEGAL ADVICE.







For Telewest Communications plc

3 October 1998



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All communications regarding this notice should be sent to Lloyds Bank
Registrars, The Causeway, Worthing, West Sussex BN99 6DA